Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
Tel: (212) 735-3000
December 10, 2010
VIA EDGAR AND BY HAND
Mr. Justin Dobbie
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Swift Transportation Company Amendment No. 4 to Registration Statement on Form S-1 (No. 333-168257)
Dear Mr. Dobbie:
               On behalf of Swift Transportation Company, a Delaware corporation formerly known as Swift Holdings Corp. (the “Company”), enclosed please find a copy of Amendment No. 4 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 3 to the Registration Statement filed with the Commission on November 30, 2010.
               The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 9, 2010 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.
               Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Mr. Justin Dobbie
Securities and Exchange Commission
December 10, 2010
Page - 2 -
Summary Historical Consolidated Financial and Other Data, page 12
1.	We note, from footnote 7, that you have appropriately cross-referenced to the Unaudited Pro Forma Financial Information. However, for greater prominence, we believe that you should also disclose the related pro forma per share figures for the most recent fiscal year and interim period in this table and in the Selected Financial Data table as well. We suggest that you include these figures directly below your presentation of “Pro forma loss per common share” and that you label them “Adjusted” pro forma loss per common share.
               The Company has revised the Summary Historical Consolidated Financial and Other Data table on page 13 and the Selected Historical Consolidated Financial and Other Data table on page 49 to include the Company’s pro forma net income or loss per share for its most recent fiscal year and interim period directly below the presentation of “Pro forma loss per common share” under the heading “Adjusted pro forma income (loss) per common share.”
Capitalization, page 43
2.	Please also include a reconciliation of the cash and cash equivalents balance in a format comparable to footnotes 8 and 9. Our concern is that the $70.2 million in payments to settle the interest rate swap liabilities are not readily apparent in this table.
               The Company has revised the disclosure in footnote 2 to the Capitalization table on page 44 to provide a reconciliation of the Cash and cash equivalents balance between the Actual and As Adjusted columns, including the $70.2 million in payments to settle the interest rate swap agreements.
Business, page 101
3.	Refer to the discussion about your growth between 1991 — 2006. Item 101(a) of Regulation S-K requires that disclosure of this nature should include information that is material to an understanding of the general development of your business. To the extent you believe the company’s growth during this period is material to such an understanding, please limit your disclosure to a discussion of how the company grew internally and through acquisitions. It does not appear, however, that the disclosure of growth in operating revenue or operating income are necessary or appropriate in this context. In addition, please explain why this discussion is limited to the period when you were previously a public company.
               The Company has revised the disclosure on page 101 to delete the statistics relating to the Company’s growth between 1991 and 2006.

Mr. Justin Dobbie
Securities and Exchange Commission
December 10, 2010
Page - 3 -
Exhibit 5.1
4.	Counsel conditions its opinion on the assumption that the Securities will be delivered to the Underwriters at a price per share not less than the per share par value of the Common Stock. Please remove this assumption as it is inappropriate.
               The Company has filed a revised opinion of counsel on Exhibit 5.1 to the Amendment which removes the assumption that the shares of the Company’s Class A Common Stock to be sold in the Company’s initial public offering will be at a price per share not less than their par value.
               Please telephone the undersigned at (212) 735-4112 if you have any questions or need any additional information.
Very truly yours,
/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	James Fry, Executive Vice President,
          General Counsel and Corporate
          Secretary, Swift Transportation Company
Stephen F. Arcano, Partner, Skadden, Arps,
          Slate, Meagher & Flom LLP
Earl Scudder, Principal, Scudder Law Firm,
          P.C., L.L.O.
Mark Scudder, Principal, Scudder Law Firm,
P.C., L.L.O.